UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at December 8, 2009

ANOORAQ RESOURCES CORPORATION
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Philip Kotze
Director and Chief Executive Officer

Date: December 10, 2009

* Print the name and title of the signing officer under his signature

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

For immediate release

December 8, 2009

ANOORAQ ANNOUNCES AWARD OF OPTIONS

Vancouver, BC ― Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV:ARQ; NYSE Amex:ANO; JSE:ARQ) announces the award on November 30, 2009 of options in respect of the Company's ordinary shares to the following directors of the Company, as set out in the table below:

Name of director	Number of options	Total value (CAD)
Philip Kotze	1,000,000	840,000
Tumelo Motsisi	800,000	672,000
Harold Motaung	510,000	428,400
Wayne Kirk	150,000	126,000
Rizelle Sampson	150,000	126,000
Sipho Nkozi	150,000	126,000
Anu Dhir	150,000	126,000
Fikile de Buck	150,000	126,000
Ronald Thiessen	150,000	126,000

The options have been granted in terms of the Company's stock option plan at the strike price of CAD0.84 each. The options vest over the next three years as follows:

One third:	November 30 2010
One third:	November 30 2011
One third:	November 30 2012

Once vested the options are exercisable immediately at the discretion of the holder; however, the options must be exercised by November 30, 2016, failing which they lapse.

The aforementioned directors have been given the prescribed clearance to conduct the transactions, and they each have a 100% direct and beneficial interest in the options.

On behalf of the Board of Directors
Philip Kotze
President and CEO

Queries:

Joel Kesler Executive: Corporate and Business Development Office: +27 11 779 6800 Mobile: +27 82 454 5556	Russell and Associates Charmane Russell / Nicola Taylor Office: +27 11 880 3924 Mobile: +27 82 372 5816 / +27 82 927 8957

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
The NYSE Amex has neither approved nor disapproved the contents of this press release.

This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address the engagement of a new chief financial officer, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that Anooraq will be able to engage a new chief financial officer within a reasonable period of time. Forward looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company's annual information form filed on www.sedar.com or its form 20-F with the United States Securities and Exchange Commission and its other home jurisdiction filings that are available at www.sedar.com.